February 26, 2020

Patrick Dovigi
President and Chief Executive Officer
GFL Environmental Holdings Inc.
100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

       Re: GFL Environmental Holdings Inc.
           Amendment No. 8 to Registration Statement on Form F-1
           February 18, 2020
           File No. 333-232731

Dear Mr. Dovigi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form F-1/A Filed February 25, 2020

Capitalization, page 74

1. Your response to comment 3 in your letter dated February 3, 2020 indicated that you expected the reduction to interest expense as a result of using proceeds of the offerings to repay debt to not be material to investors though at that time you did not know the size of the offerings. Given that your new disclosures indicate you now intend to use all of the net proceeds of the offerings to repay approximately 46% of your debt, please help us further understand how you determined that pro forma financial information showing the reduction in interest expense would not be material. In this regard, we note that 2019 interest and financing costs were nearly 90% of your pre-tax loss. Given that the pro forma Statement of Operations adjustments only impact interest/financing expense and
 Patrick Dovigi
GFL Environmental Holdings Inc.
February 26, 2020
Page 2
      income tax expense, a narrative description of the pro forma effects of the transaction on the impacted 2019 Statements of Operations line items and EPS may be furnished in lieu of a full 2019 pro forma Statement of Operations. See Article 11-01(a)(8) and 11-02(b)(1)
      of Regulation S-X.
       You may contact Nudrat Salik at 202-551-2692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNamePatrick Dovigi
                                                           Division of
Corporation Finance
Comapany NameGFL Environmental Holdings Inc.
                                                           Office of
Manufacturing
February 26, 2020 Page 2
cc:       Ryan Bekkerus
FirstName LastName